September 13, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Justin Dobbie

Julia Griffith

Sharon Blume

Christine Torney

Re:	IGM Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-233365)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 3, 2019 and the date hereof, approximately 1,140 copies of the Preliminary Prospectus dated September 3, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, September 17, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

PIPER JAFFRAY & CO.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Dustin Tyner
	Name:	Dustin Tyner
	Title:	Managing Director

By:	Piper Jaffray & Co.

By:	/s/ Chris Collins
	Name:	Chris Collins
	Title:	Managing Director

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
	Name:	Nathan Thompson
	Title:	Director

[IGM Biosciences, Inc. – Signature Page to the Acceleration Request]